Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

29 June 2017

PRIMA BIOMED ANNOUNCES PRICING OF US$5.0 MILLION REGISTERED DIRECT

OFFERING OF ITS AMERICAN DEPOSITARY SHARES

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced it has entered into a securities purchase agreement with certain accredited investors to purchase 2,631,268 of its American Depositary Shares (“ADSs”) at a purchase price per ADS of US$1.90 in a registered direct offering, for total gross proceeds of approximately $US5.0 million.

In a concurrent private placement, the Company has agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire 5.5 years from the date of issuance.

Maxim Group LLC is acting as the sole placement agent for the offering.

The registered direct offering and concurrent private placement are expected to close on or about July 5, 2017, subject to the satisfaction of customary closing conditions. No Prima shareholder approval is required for the proposed allotments under the securities purchase agreement.

Prima intends to use the net proceeds from this offering to continue ongoing clinical development of IMP321 (e.g., the AIPAC and TACTI-mel studies), to continue preclinical research on IMP761, and for other general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in businesses, products and technologies that Prima views as complementary to its own.

The sale of ADSs described above is being made in the U.S. to U.S. investors pursuant to a shelf registration statement on form F-3 (File No. 333-211702), as amended and previously filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2016 and declared effective on June 17, 2016. Such ADSs are being offered only in the U.S. to U.S. investors by the means of a prospectus. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. Copies of the preliminary prospectus supplement and the accompanying prospectus, and, when available, the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745, or by telephone at (212) 895-3745.

The unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from registration requirements of the Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the U.S. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com